PRESS RELEASE
For Immediate Release
Vivendi Universal Exchangeco Inc. announces Special Meeting results
TORONTO – April 28, 2006 - Vivendi Universal Exchangeco Inc. (TSX:VUE) announced that at its Special Meeting of Exchangeable Shareholders held today proposed amendments to Vivendi Universal Exchangeco Inc.’s Exchangeable Share terms were approved by the affirmative vote of 99.3% of Exchangeable Shares voted at the Meeting on the resolution, so that, if and when the American Depositary Receipt program of Vivendi S.A. is terminated, the Exchangeable Shares will cease to be exchangeable for American Depositary Shares of Vivendi S.A. and instead become exchangeable for ordinary shares in the capital of Vivendi S.A.
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Antoine Lefort	Daniel Scolan
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Alain Delrieu	Edouard Lassalle
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